SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras expands its presence in Angola

(Rio de Janeiro, May 17, 2006). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, informs that following a tender bid organized by the Angolan state oil company, Sonangol, it successfully obtained a stake in 3 Angolan exploratory blocks, namely blocks 6, 26 and 15. Petrobras is to be the operator for blocks 6 and 26.

In the case of the shallow-water block 6, the work to be carried out by Petrobras over the next four years will focus on establishing the economic feasibility of a hydrocarbons reservoir originally discovered about twenty years ago as a result of special technology developed by the Company’s Research Center - CENPES, and investigating further exploratory prospects for drilling and expansion of reserves.

Block 26, located in the deep waters of the Benguela Basin in southern Angola, is at the current exploratory frontier where the Company is to conduct exploratory drilling over the next few years. These operations will be based on the integration of geological and geophysical data and analogies with hydrocarbons models for the west coast of Africa and the east coast of Brazil.

Block 15 is constituted by an area not yet investigated in Angolan deep-waters. This area is located in a perimeter which has oil fields with reserves of about 3.5 billion barrels and production of about 600 thousand barrels of oil/day. The new area therefore has major potential for new discoveries and has generated considerable interest and competition among the oil companies.

O bloco 15 constitui-se de uma área ainda não investigada em águas profundas angolanas. Tal área situa-se em perímetro que compreende campos de petróleo com reservas da ordem de 3,5 bilhões de barris e produção da ordem de 600 mil barris/dia, e, portanto, tem grande potencial para novas descobertas, tendo despertado grande interesse e forte competição entre as empresas petrolíferas.

Present in Angola since 1979, Petrobras currently has a stake in Block 2, with its own production of 6,500 barrels/day and exploratory activities in the deep water Block 34.

The inclusion of the three new exploratory blocks in its portfolio is closely aligned to the Strategic Plan and represents a new phase in the Company’s business in Angola, where it will now take on a new role as operator. Petrobras’ activities in Angola are summarized below:

Block	Participation (%)	Characteristics
2	27.5	Production
34	30	Exploratory
6	40	Exploratory. Operator
26	80	Exploratory. Operator
15	5	Exploratory

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.